ALDERON IRON ORE CORP.
(the “Corporation”)
Annual General Meeting of Shareholders
June 6, 2012

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	62,705,631
Total issued and outstanding Common Shares as at record date:	100,169,097
Percentage of issued and outstanding Common Shares represented:	62.60%

General Business

1.	KPMG LLP, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

•	Mark J. Morabito
•	Stan Bharti
•	R. Bruce Humphrey
•	John A. Baker
•	Brian F. Dalton
•	Matthew Simpson
•	David J. Porter
•	Tayfun Eldem
•	Christopher Noel Dunn
•	Danny Williams
•	John Vettese

3.	The shareholders voted, by ballot, on a motion to approve the adoption of the Corporation’s New Stock Option Plan. The results of the vote were as follows:

For the Motion:	55,564,677 (90.70%)
Against the Motion:	5,655,708 (9.30%)
Total Shares Voted:	61,220,385 (61.11% of the issued and outstanding common shares)

4.
The Shareholders voted by ballot to approve the stock option grants of 600,000 options of the Corporation having such terms as described in the information circular.  The results of the vote were as follows:

For the Motion:	40,580,500 (87.80%)
Against the Motion:	5,658,612 (12.20%)
Total Shares Voted:	46,239,112 (46.16% of the issued and outstanding common shares)

No other business was voted upon at the Meeting.

Dated:  June 13, 2012